FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

2 April 2026

Notification of Transactions by a Person Discharging Managerial Responsibilities

The transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") detailed below took place on 31 March 2026.

David Lindberg was granted awards of (i) immediately vested and (ii) deferred Shares made under the HSBC Share Plan 2011. These awards relate to the buy-out of forfeited awards from the previous employer.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on the day David Lindberg joined HSBC on 8 December 2025, which was £10.646.

(i)       Immediately vested awards

Upon vesting, a 12-month retention period applies.

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £12.162471 per share	Net shares vested
David Lindberg	128,664	60,473	68,191

(ii)      Deferred awards

Award will vest in annual tranches commencing in March 2027 and ending March 2032. Upon vesting, a 12-month retention period applies.

Name	Shares awarded
David Lindberg	905,953

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Lindberg

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-31	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total

			£10.65	1,034,617	£11,014,532.58
		Aggregated	£10.646	1,034,617	£11,014,532.58

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-31	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.16	60,473	£735,501.11
		Aggregated	£12.162	60,473	£735,501.11

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 02 April 2026